Filed Pursuant to Rule 424(b)(7)
Registration No. 333-252698
PROSPECTUS SUPPLEMENT No. 2
(To Prospectus dated March 25, 2021)

BTRS Holdings Inc.

Up to 116,237,007 Shares of Common Stock
Up to 12,500,000 Shares of Common Stock Issuable Upon Exercise of Warrants
This prospectus supplement No. 2 supplements the prospectus dated March 25, 2021 (the “Prospectus”) of BTRS Holdings Inc. (the “Company”), which is part of a registration statement on Form S-1 (File No. 333-252698) filed with the United States Securities and Exchange Commission relating to the resale of securities by the selling securityholders as described therein.
The Prospectus relates to the offer and sale from time to time by certain selling security holders as further described in the Prospectus, of up to 116,237,007 shares of Class 1 Common Stock, $0.0001 par value per share (“Common Stock”), including up to 9,259,666 shares of Common Stock issuable as Earnout Shares (as defined in the Prospectus) and up to 6,537,735 shares that are convertible from Class 2 Common Stock, par value $0.0001 per share (“Class 2 Common Stock”).
The Prospectus also relates to the issuance by us of up to an aggregate of 12,500,000 shares of Common Stock that are issuable upon the exercise of 12,500,000 warrants (the “Warrants”) originally issued in the initial public offering of South Mountain Merger Corp. (“SMMC”) by the holders thereof. We will receive the proceeds from any exercise of any Warrants for cash.
This prospectus supplement includes information to update the selling securityholders table in the Prospectus to reflect certain transfers and sales of Common Stock by certain selling securityholders. This prospectus supplement is incorporated by reference into the Prospectus.
This prospectus supplement should be read in conjunction with the Prospectus, as supplemented to date, and this prospectus supplement is qualified by reference to the Prospectus, as supplemented to date, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus with respect to the securities described above, including any amendments or supplements thereto.
INVESTING IN OUR SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 7 OF THE PROSPECTUS DATED MARCH 25, 2021 AND IN OUR MOST RECENT FILINGS MADE WITH THE SEC INCORPORATED BY REFERENCE THEREIN, BEFORE YOU MAKE AN INVESTMENT IN OUR SECURITIES.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS SUPPLEMENT IS AUGUST 13, 2021

SELLING SECURITYHOLDERS
The following information is provided to update the selling securityholder table in the Prospectus to reflect (1) the distribution of an aggregate of 4,198,087 shares of Common Stock by Harbour Reach Holdings, LLC to its members, AD I Limited and Netherton Investments Limited; (2) the distribution of an aggregate of 1,031,913 shares of Common Stock by SMMC Sponsor Interests, LLC to its members, Charles B. Bernicker and entities affiliated with Wellington Management; and (3) the sale of an aggregate of 11,600,000 shares of Common Stock by entities affiliated with Bain Capital Venture Investors, LLC, Riverwood Capital, Special Situations Investing Group II, LLC, W Capital Partners, Charles B. Bernicker and entities affiliated with Wellington Management. We may amend or supplement the information in this prospectus supplement from time to time in the future to update or change the information with respect to the selling securityholders.
As of August 6, 2021 we had 153,016,018 shares of Common Stock issued and outstanding.
	Shares of Common Stock Beneficially Owned Prior to Offering(1)	Number of Shares of Common Stock Being Offered	Shares of Common Stock Beneficially Owned After the Offered Shares of Common Stock are Sold(1)
Name			Number	Percent+
AD I Limited(2)	146,933	146,933	—	—
American Funds Insurance Series - Global Small Capitalization Fund(3)	1,140,000	1,140,000	—	—
Entities affiliated with Bain Capital Venture Investors, LLC(4)	28,417,307	31,518,953	—	—
Charles B. Bernicker	374,522	374,522	—	—
Douglas Pauls	25,000	25,000	—	—
Flint A. Lane(5)	23,466,832	25,308,609	818,912	*
Entities affiliated with Franklin Advisors, Inc.(6)	6,750,000	6,750,000	—	—
Entities affiliated with Fidelity Investments(7)	4,520,000	4,520,000	—	—
Holly Flanagan	5,000	5,000	—	—
Mark Shifke(8)	384,139	179,546	707,135	*
Netherton Investments Limited(9)	4,051,154	4,051,154	—	—
Nicholas Dermatas	200,000	200,000	—	—
Riverwood Capital(10)	15,074,903	16,720,275	—	—
Robert Metzger	25,000	25,000	-	-
Schonfeld Strategic 460 Fund LLC	1,000,000	1,000,000	—	—
Scott O’Callaghan	15,000	15,000	-	-
SMALLCAP World Fund, Inc.(11)	4,340,000	4,340,000	-	-
Special Situations Investing Group II, LLC(12)	7,251,305	7,251,305
Steven Pinado(13)	1,039,482	191,172	1,355,919	*
Entities affiliated with TimesSquare Capital Management, LLC(14)	1,000,000	1,000,000	-	-
W Capital Partners(15)	8,625,685	9,567,147	-	-
Entities affiliated with Wellington Management(16)	107,391	107,391
*	Less than 1%.
+
Percentages based on shares of Class 1 common stock outstanding after conversion of Special Situations Investing Group II, LLC's shares from Class 2 common stock to Class 1 common stock upon its sale and transfer in the offering.

(1)
This table is based upon information supplied by the selling securityholders, which information may not be accurate as of the date hereof. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the selling securityholders named in the table above have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. The applicable percentage ownership of Common Stock is based on approximately 153,016,018 shares of Common Stock issued and outstanding on August 6, 2021, adjusted as required by rules promulgated by the SEC.

(2)
Andrew Dodd may be deemed to have power to vote or dispose of the registrable securities owned by AD I Limited. The business address for AD I Limited is Ground Floor, Harbour Reach, La Rue de Carteret, St Helier, Jersey, JE2 4HR, Channel Islands.

(3)	Michael Beckwith, Bradford F. Freer, Harold H. La, Aidan O’Connell and Gregory W. Wendt, as portfolio managers, may be deemed to have power to vote or dispose of the registrable securities.
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(4)
Consists of (i) 25,752,455 shares of Common Stock and 2,810,788 Earnout Shares held by Bain Capital Venture Fund 2012, L.P. (“Venture Fund 2012”), (ii) 2,515,082 shares of Common Stock and 274,512 Earnout Shares held by BCIP Venture Associates (“BCIP VA”) and (iii) 149,770 shares of Common Stock and 16,346 Earnout Shares held by BCIP Venture Associates-b (“BCIP VA-B” and, together with Bain Capital Venture Fund 2012, L.P. and BCIP Venture Associates, the “Bain Capital Venture Entities”). Bain Capital Venture Investors, LLC (“BCVI”), the Executive Committee of which consists of Enrique Salem and Ajay Agarwal, is the ultimate general partner of Venture Fund 2012 and governs the investment strategy and decision-making processes with respect to investments held by BCIP VA and BCIP VA-B. By virtue of the relationships described in this footnote, each of BCVI, Mr. Salem and Mr. Agarwal may be deemed to share voting and dispositive power over the shares held by the Bain Capital Venture Entities. The business address of the Bain Capital Venture Entities is 200 Clarendon Street, Boston MA 02116.

(5)
Consists of (i) 15,750,081 shares of Common Stock and 1,719,064 Earnout Shares held by Mr. Lane and (ii) 7,068,016 shares of Common Stock and 771,448 Earnout Shares held by Flint Lane Grantor Retained Annuity Trust.

(6)
Consists of (i) 2,000,000 shares of Common Stock held by Franklin Strategic Series - Franklin Small Cap Growth Fund, (ii) 1,118,700 shares of Common Stock held by Franklin Strategic Series - Franklin Small-Mid Cap Growth Fund, (iii) 3,500,000 shares of Common Stock held by Franklin Templeton Investment Funds - Franklin Technology Fund and (iv) 131,300 shares of Common Stock held by Franklin Templeton Variable Insurance Products Trust - Franklin Small-Mid Cap Growth VIP Fund. Each of the above accounts is managed by Franklin Advisers, Inc. (“FAV”). FAV has three affiliated FINRA members, Franklin/Templeton Distributors, Inc., Templeton/Franklin Investment Services, Inc. and Franklin Templeton Financial Services Corp. All three entities are wholly-owned subsidiaries of Franklin Resources, Inc. (“FRI”), the parent of FAV, and only distribute funds for FRI and its subsidiaries.

(7)
Consists of (i) 734,153 shares of Common Stock held by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, (ii) 22,631 shares of Common Stock held by Fidelity Blue Chip Growth Commingled Pool, (iii) 1,327 shares of Common Stock held by Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund, (iv) 80,137 shares of Common Stock held by Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund, (v) 2,248 shares of Common Stock held by Fidelity Blue Chip Growth Institutional Trust, (vi) 95,048 shares of Common Stock held by Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, (vii) 64,455 shares of Common Stock held by FIAM Target Date Blue Chip Growth Commingled Pool, (viii) 1,599,340 shares of Common Stock held by Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund, (ix) 242,599 shares of Common Stock held by Variable Insurance Products Fund III: Growth Opportunities Portfolio, (x) 65,083 shares of Common Stock held by Fidelity Advisor Series I: Fidelity Advisor Series Growth Opportunities Fund, (xi) 14,295 shares of Common Stock held by Fidelity U.S. Growth Opportunities Investment Trust, (xii) 78,683 shares of Common Stock held by Fidelity NorthStar Fund, (xiii) 132,061 shares of Common Stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (xiv) 648,723 shares of Common Stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (xv) 632,785 shares of Common Stock held by Fidelity Growth Company Commingled Pool, (xvi) 86,432 shares of Common Stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund and (xvii) 20,000 shares of Common Stock held by Fidelity Select Portfolios: Select Consumer Finance Portfolio. Each of the above accounts is managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company, LLC, a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company, LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The principal business address of FMR LLC is 245 Summer Street, V13H, Boston, MA 02110.

(8)	Consists of 179,546 Earnout Shares held by Mr. Shifke.
(9)
Michael Platt may be deemed to have power to vote or dispose of the registrable securities owned by Netherton Investments Limited. The business address for Netherton Investments Limited is Ground Floor, Harbour Reach, La Rue de Carteret, St Helier, Jersey, JE2 4HR, Channel Islands.

(10)
Consists of (i) 3,126,471 shares of Common Stock and 341,244 Earnout Shares held by Riverwood Capital Partners II (Parallel-B) L.P. at the Closing and (ii) 11,948,432 shares of Common Stock and 1,304,128 Earnout Shares held by Riverwood Capital Partners II L.P. (together with Riverwood Capital Partners II (Parallel-B) L.P., “Riverwood Capital”) at the Closing. Riverwood Capital II L.P. is the general partner of Riverwood Capital. The general partner of Riverwood Capital II L.P. is Riverwood Capital GP II Ltd. Riverwood Capital II L.P. and Riverwood Capital GP II Ltd. may be deemed to have shared voting and dispositive power over, and be deemed to be indirect beneficial owners of, shares directly held by Riverwood Capital. All investment decisions with respect to the shares held by Riverwood Capital are made by a majority vote of a five-member investment committee, comprised of Francisco Alvarez-Demalde, Jeffrey Parks, Thomas Smach, Christopher Varelas, and Harish Belur. All voting decisions over the shares held by Riverwood Capital are made by a majority vote of Riverwood Capital GP II Ltd.’s eleven shareholders. No single natural person controls investment or voting decisions with respect to the shares held by Riverwood Capital. The business address of Riverwood Capital is 70 Willow Road, Suite 100 Menlo Park CA 94025-3652.

(11)
Brady L. Enright, Julian N. Abdey, Jonathan Knowles, Gregory W. Wendt, Peter Eliot, Bradford F. Freer, Leo Hee, Roz Hongsaranagon, Harold H. La, Dimitrije Mitrinovic, Aidan O’Connell, Samir Parekh, Andraz Razen, Renaud H. Samyn, Dylan Yolles, Michael Beckwith and Arun Swaminathan, as portfolio managers, may be deemed to have voting and dispositive power with respect to the registrable securities owned by SMALLCAP World Fund, Inc.

(12)
Consists of (i) 6,537,735 shares issuable upon conversion from 6,537,735 shares of Class 2 Common Stock and (ii) 713,570 Earnout Shares held by Special Situations Investing Group II, LLC. The shares are held of record by Special Situations Investing Group II, LLC, which is an affiliate of Goldman Sachs & Co. LLC, a New York limited liability company and a broker-dealer. Goldman Sachs & Co. LLC is a member of the New York Stock Exchange and other national exchanges. Goldman Sachs & Co. LLC is a direct and indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc., or GS Group. GS Group is a public entity and its common stock is publicly traded on the New York Stock Exchange. The shares of common stock held by Special Situations Investing Group II, LLC were acquired in the ordinary course of its investment business and not for the purpose of resale or distribution. GS Group may be deemed to beneficially own the securities held by Special Situations Investing Group II, LLC. GS Group disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. The mailing address for Special Situations Investing Group II, LLC is 200 West Street, New York, New York 10282.

S-2

(13)	Consists of 3,614 shares of Common Stock and 187,558 Earnout Shares held by Mr. Pinado.
(14)
Consists of (i) 18,000 shares of Common Stock held by American Legacy Fund, (ii) 215,000 shares of Common Stock held by AMG TimesSquare Small Cap Growth Fund, (iii) 163,000 shares of Common Stock held by Cox Enterprises Inc. Master Trust, (iv) 27,000 shares of Common Stock held by Hallmark Cards Incorporated Master Trust (Small Cap), (v) 125,000 shares of Common Stock held by Savings Banks Employees Retirement Association, (vi) 8,000 Shares of Common Stock held by SUPERVALU INC. Retirement Plan, (vii) 18,000 shares of Common Stock held by The Kemper Ethel Marley Foundation, (viii) 425,000 shares of Common Stock held by TimesSquare Small Cap Growth Fund CIT and (ix) 1,000 shares of Common Stock held by Trudy Trust. TimesSquare Capital Management, LLC is the investment manager for each of the above referenced registered holders of the shares to be registered. The address for TimesSquare Capital Management, LLC is 7 Times Square, 42nd Floor, New York, NY 10036.

(15)
Consists of (i) 12,107 shares of Common Stock and 1,322 Earnout Shares held by W Capital Greenwich LLC, (ii) 2,443,400 shares of Common Stock and 266,688 Earnout Shares held by W Capital Partners III, L.P. and (iii) 6,170,178 shares of Common Stock and 673,452 Earnout Shares held by WCP Holdings IV, L.P. (together with W Capital Greenwich LLC and W Capital Partners III L.P., “W Capital Partners”) at the Closing. Stephen Wertheimer is the sole general partner and managing member of W Capital Greenwich, LLC, and may be deemed to beneficially own and vote for the shares of Common Stock held directly by W Capital Greenwich, LLC. WCP GP III, LLC is the sole general partner of WCP GP III, L.P., which is the sole general partner of W Capital Partners III, L.P., and may be deemed to beneficially own and vote for the shares of Common Stock held directly by W Capital Partners III, L.P. Robert Migliorino, David Wachter and Stephen Wertheimer are the Managing Members of WCP GP III, LLC. WCP GP IV, LLC is the sole general partner of WCP GP IV, L.P., which is the sole general partner of WCP Holdings IV, L.P., and may be deemed to beneficially own and vote for the shares of Common Stock held directly by WCP Holdings IV, L.P. David Wachter, Blake Heston, Katherine Stitch, Alison Killilea and Todd Miller are the Managing Members of WCP GP IV, LLC. The business address of W Capital Partners is One East 52nd Street, 5th Floor New York NY 10022.

(16)
Consists of (i) 72,569 shares held by Bay Pond Partners, L.P., (ii) 10,675 shares held by Bay Pond Investors (Bermuda) L.P. and (iii) 24,147 shares held by Ithan Creek Master Investors (Cayman) L.P. Wellington Management Company LLP (“Wellington Management”) is the investment adviser of Bay Pond Partners, L.P., Bay Pond Investors (Bermuda) L.P. and Ithan Creek Master Investors (Cayman) L.P. (the “Wellington Clients”). Wellington Management is an investment adviser registered under the Investment Advisers Act of 1940. Under Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder, Wellington Management shares beneficial ownership over the shares held by the Wellington Clients; however, Wellington Management is a legal entity and not a natural person. The business address of the Wellington Clients is c/o Wellington Management Company, Attn: Valerie Tipping, 280 Congress St, Boston, MA 02210.

S-3